

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via E-mail</u>
Daniel K. Leonard
Chief Executive Officer
Liverpool Group, Inc.
21724 E. Stanford Circle
Elkhorn, NE 68022

      Re: **Liverpool Group, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2012
              Filed June 28, 2012
              File No. 0-53303

Dear Mr. Leonard:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended March 31, 2012</u>

<u>General</u>

1. Please update the Company Data section of EDGAR to reflect a Current Fiscal Year End of 0331, rather than 1231.

<u>Item 9A. Controls and Procedures, page 29</u>

2. Please amend to provide management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2011, including a statement as to whether or not internal control over financial reporting is effective. When you file your amendment, please include updated management certifications that are currently dated and make reference to the Form 10-K/A. Please refer to Item 308(a)(3) of Regulation S-K.

3. As a related matter, please tell us how you considered the need to re-evaluate your assessment of disclosure controls and procedures as December 31, 2011 since your Form 10-K did not include management's assessment of internal controls over financial reporting. Please note the definition of disclosure controls and procedures as defined by Rule 15d-15(e) refers to procedures designed to ensure that the information required to be disclosed is reported within the time periods specified in the Commission's rules and forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief